

August 23, 2012

Via E-mail
Mr. Leland F. Wilson
Vivus, Inc.
Chief Executive Officer
1172 Castro Street
Mountain View, California 94040

>   **Re: Vivus, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2011**
>   **Filed February 28, 2012**
>   **Form 10-Q for Quarterly Period Ended June 30, 2012**
>   **Filed August 7, 2012**
>   **File No. 001-33389**

Dear Mr. Wilson:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2011
Management's Discussion and Analysis of Financial Condition and Results of Operations
Research and Development, page 122

1. Please provide us proposed disclosure to be included in future periodic reports that disaggregates, preferably in a table, research and development expenses for each period presented by drug candidate/indication or project consistent with how you track costs internally given that you appear to have a relatively small number of drug candidates as discussed on page 11.

Form 10-Q for the Quarterly Period Ended June 30, 2012
Management's Discussion and Analysis of Financial Condition and Results of Operations
Operating Activities, page 16

2. You disclose "These positive cash flows to our net operating loss were in turn offset by a $6.1 million increase in prepaid expenses and other assets" which merely repeats what is disclosed on the statement of cash flows. Provide us proposed disclosure to be included in future periodic reports that explains *why* prepaid expenses and other assets increased by $6.1 million.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief
Accountant